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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated June 2, 2006
(Supplementing Preliminary Prospectus Dated May 31, 2006)
Registration Statement No. 333-131609

9,300,000 Shares
Common Stock
(excluding 1,395,000 shares to cover over-allotments)

This free writing prospectus of Alphatec Holdings, Inc. sets forth the final initial offering price and revises and updates certain other disclosures that had been provided in its preliminary prospectus dated May 31, 2006 included in Amendment No. 6 to the Registration Statement on Form S-1, or the Preliminary Prospectus. References to the "Securities Act," "HealthpointCapital," "Alphatec Holdings," "Alphatec Spine," "Alphatec Pacific," "we," "us," and "our" are used in the manner described in the Preliminary Prospectus.

Issuer:	Alphatec Holdings, Inc.
Common stock we are offering:	9,300,000 shares (excluding option to purchase up to 1,395,000 additional shares to cover over-allotments).
Initial public offering price:
$9.00. This represents a decrease from the price range of $11.00 to $12.00 indicated in the Preliminary Prospectus. The information below reflects the issuance of the common stock at an initial public offering price of $9.00 per share.
Common stock to be outstanding after the offering:	34,760,223 shares
Corporate reorganization:	Based on an initial public offering price of $9.00 per share, we will:
•
issue 3,850,169 shares of common stock and 3,333,206 shares of New Redeemable preferred stock to our existing stockholders in satisfaction of our non-cash redemption and dividend obligations which are described in the Preliminary Prospectus under "Description of Capital Stock—Reorganization Transactions";
• pay $35.7 million of the net proceeds from the offering to our existing stockholders in satisfaction of our cash redemption and dividend obligations referred to above; and
• issue 21,610,054 shares of our common stock upon conversion of all shares of each series of our common stock.

Estimated net proceeds and use of proceeds:
We estimate that our net proceeds from the sale of 9,300,000 shares of common stock in the offering will be approximately $71.4 million, based on an initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering costs. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $83.1 million.

We expect to use $26.3 million of the net proceeds from the offering to expand our sales and marketing activities, to support our research and development efforts, to fund the clearance or approval and subsequent commercialization of our near-term product candidates, and to acquire complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies. We have no present understandings, commitments or agreements to acquire any businesses products or technologies.
Based on the amounts outstanding at March 31, 2006, we anticipate using approximately $9.4 million of the net proceeds of the offering to reduce our outstanding indebtedness as follows:
• approximately $6.8 million to reduce current amounts outstanding under our $10.0 million revolving credit facility with Bank of the West, which may be reborrowed; and
•
approximately $2.6 million to repay a loan from the Chairman, President and Chief Executive Officer of Alphatec Pacific, which bears an effective interest rate of 18.46% to its scheduled maturity and is payable in monthly installments through May 2007.

We will use approximately $35.7 million of the net proceeds from the offering, or $47.4 million if the underwriters exercise their over-allotment option in full, to satisfy redemption and dividend obligations to our existing stockholders, which will be approximately $100.4 million on June 7, 2006. Of such proceeds, $30.0 million will be used to satisfy our aggregate redemption obligations, and $5.7 million will be used to satisfy our aggregate dividend obligations.

Our estimated offering costs include $1.0 million to pay an advisory fee, and approximately $0.2 million to pay out of pocket costs which may be incurred, to HealthpointCapital, LLC, an affiliate of HealthpointCapital.

Of the net proceeds of the offering to be used to satisfy our redemption and dividend obligations to our existing stockholders, approximately $22.6 million will be paid to our executive officers, key employees and principal stockholders as described below under "Certain Relationships and Related Transactions—Corporate Reorganization".

Despite the decrease in the initial price to the public, we believe that our current cash and cash equivalents, together with the net proceeds from the offering, after satisfaction of our redemption and dividend obligations to our existing stockholders, together with our short-term investments, revenues from our operations and Alphatec Spine's ability to draw down on its secured credit facilities will be sufficient to fund our projected operating requirements for at least the next 12 months. However, our operating plan may change as a result of many factors, including those described on pages 21 and 22 of the Preliminary Prospectus.
Pro forma as adjusted balance sheet data (unaudited):	As of March 31, 2006, adjusted to reflect the decrease in the net proceeds from the offering:
Cash and cash equivalents	$27,103,815
Working capital (deficit)	30,931,399
Total assets	142,037,845
Long-term debt, less current portion	1,558,025
Total stockholders' equity (deficit)	111,342,526
Pro forma as adjusted capitalization (unaudited):	As of March 31, 2006, adjusted to reflect the decrease in the net proceeds from the offering (in thousands, except share and par value data):
Long-term debt, less current portion	$1,558
Minority interest	3,120
Redeemable convertible preferred, Rolling common and Series C common stock, $0.0001 par value; actual—10,929,094 shares authorized; 8,781,011 shares issued and outstanding; pro forma as adjusted—no shares authorized, issued or outstanding	—
Stockholders' equity (deficit):
New Redeemable preferred stock, $0.0001 par value; actual—no shares authorized, issued or outstanding; pro forma as adjusted—15,000,000 shares authorized; 3,333,206 shares issued and outstanding	—
Common stock (excluding Rolling and Series C common stock) $0.0001 par value; actual—19,845,616 shares authorized; 5,714,750 shares issued and outstanding; pro forma as adjusted—200,000,000 shares authorized; 34,760,223 shares issued and outstanding	4
Additional paid-in capital	137,275

Accumulated other comprehensive income	87
Accumulated deficit	(26,023)

Total stockholders' equity (deficit)	111,343

Total capitalization	$116,021

Principal stockholders:	The percentage of shares of common stock beneficially owned as of April 15, 2006, as adjusted to reflect the sale of our common stock in the offering and to reflect the reorganization transactions, of HealthpointCapital is 38.3%, of Federal Insurance Company is 8.6%, of Ronald G. Hiscock is 1.3% and of all directors and officers as a group (16 persons) is 41.7%. In addition, we expect that one or more of our officers, directors and principal stockholders will acquire additional shares of common stock in the offering and these percentages will increase.
Registration rights and shares eligible for future sale:
Pursuant to a stockholders' agreement, following the completion of the offering, the holders of 25,970,086 million shares of common stock and shares of common stock issuable upon the exercise of outstanding options will have piggyback registration rights that entitle them to cause us to register those shares under the Securities Act. If we propose to register any of our common stock under the Securities Act, the holders of these registrable securities are entitled to include their common stock in the registration, subject to the certain conditions and limitations. In addition to the shares offered in the Preliminary Prospectus (except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act, and shares purchased in our directed share program, which will be subject to the one-year lock-up agreements described in the Preliminary Prospectus), beginning 180 days after the date hereof, 25,409,399 shares will be eligible for sale in the public market, although in some cases, certain of these shares will be subject to certain volume limitations and certain restrictions under the 2005 Employee, Director and Consultant Stock Plan.

Certain Relationships And Related Transactions—Corporate Reorganization

        In connection with the consummation of the offering, we will complete the reorganization transactions described under "Description of Capital Stock" in the Preliminary Prospectus. The number of shares of common stock and New Redeemable preferred stock issuable and amounts payable to our existing stockholders in the reorganization transactions has changed based on the change of the initial offering price.

        In the reorganization transactions, our directors, executive officers, key employees and security holders who beneficially own more than five percent of any class of our voting securities that will receive a combination of cash, common stock and New Redeemable preferred stock are as follows:

	Shares of Common Stock	Cash	Shares of New Redeemable Preferred Stock
Directors and Executive Officers
John H. Foster	—	$—	—
Ronald G. Hiscock	12,535	116,233	10,852
Trent J. Northcutt	11,532	106,938	9,983
Vicky A. Romanoski	1,551	14,386	1,342
Scott A. Wiese	856	7,941	741
Herbert J. Bellucci	684	6,357	593
Ebun S. Garner, Esq.	399	3,709	346
Steven Reinecke	556	5,157	481
Brian Plotkin	232	2,151	200
Kimberly Bradshaw	137	1,285	119
Mortimer Berkowitz III	—	—	—
R. Ian Molson	42,696	395,886	36,963
Stephen E. O'Neil	578	5,365	500
Other Key Employees
Laszlo Adam	6,187	57,369	5,356
Shunshiro "Roy" Yoshimi	42,120	390,541	36,465
Five Percent Stockholders
HealthpointCapital	1,684,716	15,620,731	1,458,518
Federal Insurance Company	631,772	5,857,813	546,948

Dilution

        If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after the offering. We calculate pro forma net tangible book value per share by dividing the net tangible book value, our tangible assets less total liabilities, by the number of outstanding shares of our common stock.

        After giving effect to the reorganization transactions, including the conversion of each share of each series of our outstanding common stock into 3.57 shares of common stock, and the sale of 9,300,000 shares of common stock by us at an initial public offering price of $9.00 per share and the application of the net proceeds therefrom as described under "Use of Proceeds" in the Preliminary Prospectus, our pro forma net tangible book value as of March 31, 2006 would be $37.6 million, or $1.08 per share. This represents an immediate increase in the pro forma net tangible book value (deficit) of $5.95 per share to existing stockholders and an immediate dilution of $7.92 per share to new investors purchasing shares in the offering at an initial public offering price of $9.00 per share. The following table illustrates this per share dilution:

Initial public offering price per share		$9.00
Historical net tangible book value (deficit) per share as of March 31, 2006	$(4.87)
Increase in pro forma net tangible book value per share attributable to new investors and the reorganization transactions	5.95

Pro forma net tangible book value per share after the offering		1.08

Dilution per share to new investors in the offering		$7.92

        If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share would decrease to $1.04, and the dilution per share to new investors would be $7.96. If all outstanding stock options with exercise prices less than the initial public offering price were exercised, the pro forma net tangible book value per share would increase to $1.12, and the dilution per share to new investors would decrease to $7.88. If the underwriters exercise their over-allotment in full and all outstanding stock options with exercise prices less than the initial public offering price were exercised, the pro forma net tangible book value per share would decrease to $1.08, and the dilution per share to new investors would increase to $7.92.

        The following table shows, on a pro forma basis, as of March 31, 2006, after giving effect to the reorganization transactions upon the closing of the offering, the differences between our existing stockholders and investors in the offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and the price per share paid by investors in the offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	25,460,223	73%	$57,883,085	41%	$2.27
New investors	9,300,000	27%	$83,700,000	59%	$9.00

Total	34,760,223	100%	$141,583,085	100%

        Assuming the underwriters' over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders will be reduced to 70% and the number of shares of common stock held by new investors will be increased to 10,695,000, or 30%. Assuming that all stock options with exercise prices less than the initial public offering price are exercised, the percentage of shares of common stock held by existing stockholders will be 74% and the percentage of shares of common stock held by new investors will be 26%. Assuming the underwriters' over-allotment option is exercised in full, and that all stock options with exercise prices less than the initial public offering price are exercised, the percentage of shares of common stock held by existing stockholders will be reduced to 71% and the number of shares of common stock held by new investors will be increased to 10,695,000, or 29%.

        Unless otherwise noted, the data above assumes no exercise of any stock options or the underwriters' over-allotment option to purchase up to 1,395,000 shares of our common stock. As of April 15, 2006 there were:

  •
  509,863 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.88 per share; and

  •
  79,812 shares of our common stock reserved for future issuance under our stock plan as of April 15, 2006 and an additional 4,258,000 shares of our common stock to be reserved upon consummation of the offering for future issuance under our stock plan.

Alphatec Holdings has filed a registration statement (including a prospectus that has been amended to include the information in this free writing prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Alphatec Holdings has filed with the SEC for more complete information about Alphatec Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Alphatec Holdings, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

        The most recent registration statement (including the Preliminary Prospectus) can be accessed through the following link:
http://sec.gov/Archives/edgar/data/1350653/000104746906007881/a2168513zs-1a.htm

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Certain Relationships And Related Transactions—Corporate Reorganization
Dilution